SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a discloseable event/information.	8

Exhibit 1

September 17, 2008

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

September 17, 2008

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C regarding a discloseable event/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 17, 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 1

11. Item 9 - Other events

We disclose that on September 17, 2008, Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) and its 67% owned subsidiary, Mabuhay Satellite Corporation (“MSC”), signed several agreements with ProtoStar Ltd. (“ProtoStar”), a Bermuda company engaged in the satellite business, and ProtoStar III Ltd. (“ProtoStar III”), a wholly-owned subsidiary of ProtoStar.

The first is a Wholesale Transponder Lease Agreement or WTLA, in line with ProtoStar III’s plans of establishing a branch office within the Subic Bay Freeport Zone, north of Manila, in the Philippines. Under the terms of the WTLA and subject to certain conditions, including obtaining the requisite regulatory approvals and certain consents, MSC shall lease to ProtoStar III the transponders onboard MSC’s Agila 2 satellite, presently in orbit. Moreover, MSC shall assign its customer contracts and ground assets to ProtoStar III’s Subic branch. As consideration for the wholesale lease, MSC shall receive US$22.5 million worth of ProtoStar’s Series C Preferred Shares. MSC shall also obtain observer status in the ProtoStar Board.

Until such time that the conditions under the WTLA are fully met, MSC shall continue to operate and manage the business on behalf of ProtoStar III under an Operations and Management Agreement.

Simultaneously, PLDT signed an agreement for an option to subscribe to US$27.5 million worth of ProtoStar Series C Preferred Shares. Should PLDT exercise the said option, MSC and PLDT will obtain a combined equity stake of less than 10% in ProtoStar, on a fully diluted basis, and PLDT will be entitled to elect one director to ProtoStar’s Board.

To secure the PLDT Group’s transponder capacity requirements after MSC’s Agila 2 satellite reaches its end-of-life sometime between 2010 to 2011, PLDT also entered into an Agreement for Space Segment Services with ProtoStar for PLDT’s use of a customized payload consisting of four (4) 36 MHz C-band transponders and one (1) additional 36 MHz non pre-emptible extended C-band transponder all on board ProtoStar I (ProtoStar’s first satellite) from 2011 to 2017.

ProtoStar I was successfully launched on July 7, 2008 from Kourou, French Guiana. ProtoStar I has on board 24 Ku-band transponders and 36 C-band transponders. The Ku-band transponders will support the rapidly expanding Direct-to-Home (“DTH”) television markets of India and IndoChina, while the C-band transponders will serve the rapidly growing cellular phone markets of Southeast Asia.

Exhibit 1

ProtoStar plans to launch several other satellites in the coming years to serve Asia’s businesses requiring transponder capacity.

The combined resources of the PLDT Group, through MSC, and ProtoStar provide their existing and future clients with redundancy and capacity for expansion, and will enable both the PLDT Group and ProtoStar to develop a broad range of products using satellite communications.

Attached is a related press release on this matter.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

September 17, 2008

Exhibit 1

PLDT

PRESS RELEASE

PLDT/Mabuhay and ProtoStar Agree to Collaborate on

Expanded Satellite Services

Manila, Philippines, September 17, 2008 - Philippine Long Distance Telephone Company (PLDT), its subsidiary Mabuhay Satellite Corporation (Mabuhay), and ProtoStar Ltd. (ProtoStar), a Bermuda company, announced today the signing of several agreements covering multiple areas of cooperation.

Key aspects of the agreements include: an exchange of certain Mabuhay assets for an equity position in ProtoStar; expanded use of Mabuhay’s Subic Space Center for the operation and control of satellites; an option for PLDT to make further investments in ProtoStar, and an agreement for PLDT to lease C band transponder capacity on ProtoStar’s recently launched ProtoStar I satellite. Overall, the agreements should enhance ProtoStar’s pan-Asian reach while extending Mabuhay’s presence in the region.

ProtoStar I was successfully launched on July 7, 2008 from Kourou, French Guiana. ProtoStar I has on board 22 Ku-band transponders and 38 C-band transponders (all 36Mhz equivalents). The Ku-band transponders will support the rapidly expanding Direct-to-Home (“DTH”) television markets of India and IndoChina, while the C-band transponders will serve the rapidly growing cellular phone markets of Southeast Asia.

A ProtoStar II satellite is now in its final manufacturing stages with a scheduled launch in the spring of 2009. ProtoStar plans to develop and launch several other satellites in the coming years to serve Asia’s businesses requiring transponder capacity.

PLDT Chairman Manuel V. Pangilinan stated that “PLDT’s investment in ProtoStar affirms PLDT’s commitment to the telecommunications industry and provides a platform for future growth in the industry through one of Asia’s upcoming regional satellite operators.”

PLDT President and CEO and Mabuhay Chairman Napoleon L. Nazareno added that “PLDT and Mabuhay’s collaboration with ProtoStar will enable PLDT to enjoy full diversity and protection for its satellite needs as ProtoStar continues with its satellite fleet expansion plans. The PLDT group uses significant satellite capacity for its GSM backhaul requirements for its rural cell sites, and this diversification will add to the robustness of the PLDT Group’s network.”

“We are happy that ProtoStar has found value in Mabuhay’s Satellite Telemetry, Tracking and Control capabilities which have been built through our experience in ably operating the Agila-2 satellite. This collaboration with ProtoStar ushers Philippine satellite operations into a new era of growth,” said Gabriel Z. Pimentel, Mabuhay President and CEO.

Exhibit 1

Philip Father, President and CEO of ProtoStar Ltd., added that “this collaboration represents a win-win-win for PLDT, Mabuhay and ProtoStar in that together we expand our satellite fleets and customer base as well as our ground systems in a value-adding strategic manner that is terrific for our respective customers and shareholders.”

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups — wireless, fixed line, and information and communications technology — PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

About Mabuhay Satellite Corporation

Mabuhay Satellite Corporation (MSC), a subsidiary of PLDT, is the first and only Philippine satellite operator. MSC is engaged in the business of owning, operating and maintaining international satellite facilities and other forms of telecommunications equipment capable of providing international and domestic communication links to telecommunications, broadcast and other public utility companies in the Philippines and other countries. On August 20, 1997, MSC successfully launched Agila 2, a communications satellite located at the 146° East Orbital slot. MSC offers video, IP, and telecommunications solutions for clients in Asia and North America.

MSC’s Agila 2, with its already expansive Asian and transpacific coverage, is further complemented by the connectivity of PLDT and by strong entrepreneurial relationships with major teleport and satellite operators and integrators in Asia and the United States of America. With these networks MSC has been providing interconnectivity to major fiber and satellite-based communications networks in Asia and North America. It also hosts broadcasters, international news agencies, teleport operators and international channels for their domestic and international distribution requirements.

In February 2001, MSC received a certification from the U.S. Federal Communications Commission, or FCC, for Agila 2, establishing it as the first Asian on the FCC’s Permitted Space Station List. Agila 2 joins six other non-U.S. satellites on the select list. The granting of the certification indicates that Agila 2 fully complies with the FCC’s technical requirements and allows U.S.-owned and operated earth stations to communicate with Agila 2.

Further information can be obtained by visiting the web at www.mabuhaysat.com.

Exhibit 1

About ProtoStar

ProtoStar Ltd., a Bermuda company with subsidiaries in Bermuda, San Francisco, CA and Singapore, was formed to acquire and operate high-power geostationary satellites optimized for DTH satellite television, broadband Internet and GSM cellular backhaul service providers across the Asia-Pacific region. The firm is led by seasoned veterans from the satellite, direct-to-home television, telecommunications and finance industries.  For more information please visit: www.protostarsat.com.

Contact persons:

Gabriel Z. Pimentel Melissa V. Vergel De Dios

President & CEO, Mabuhay Satellite Corporation Head, PLDT Investor Relations

Tel No: +63 2 8875788 local 110 Tel No: +63 2 8168204

Fax No: +63 2 8875789 Fax No: +63 2 8107138

Ramon R. Isberto Horace A. Lavides

PLDT Spokesperson PLDT Senior Manager

Tel No: +63 2 5113101 Tel No: +63 2 8168684

Fax No: +63 2 5113100 Email: halavides@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 17, 2008